UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 5)

NEWMARKET CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

651587 10 7

(CUSIP Number)

Bruce C. Gottwald

330 South Fourth Street

Richmond, Virginia 23219

Telephone No. 804-788-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

David W. Robertson, Esq.

McGuireWoods LLP

One James Center

901 East Cary Street

Richmond, Virginia 23219

July 1, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

13D

CUSIP No. 651587 10 7
1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce C. Gottwald
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* NA
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,633,582
	8	Shared voting power 51,951
	9	Sole dispositive power 1,633,582
	10	Shared dispositive power 51,951
11	Aggregate amount beneficially owned by each reporting person 1,685,533
12

Check box if the aggregate amount in Row (11) excludes certain shares*    ☒

An aggregate of 637,220 shares owned by three separate trusts of which each of the Reporting Person’s adult sons and his wife are the co-trustees; and an aggregate of 1,069,204 shares owned by the Reporting Person’s adult sons (including shares as to which the adult sons have shared voting and dispositive power)

13	Percent of class represented by amount in Row (11) 11.71%
14	Type of reporting person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

* Amendment No. 5 amends and supplements the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2006 by Bruce C. Gottwald (“Mr. Gottwald”), as previously amended by Amendment No. 1 thereto filed with the SEC on August 18, 2006, by Amendment No. 2 thereto filed with the SEC on February 16, 2007, by Amendment No. 3 thereto filed with the SEC on May 27, 2008 and by Amendment No. 4 thereto filed with the SEC on August 27, 2008, with respect to shares of common stock, without par value (the “Common Stock”), of NewMarket Corporation (the “Issuer”). The purpose for the filing of Amendment No. 5 is to update the reported beneficial ownership of the Issuer’s Common Stock by Mr. Gottwald.

Item 5.     Interest in Securities of the Issuer.

(a)

1,685,533 shares of Common Stock of the Issuer are owned beneficially by Mr. Gottwald, constituting 11.71% of such shares outstanding (based on a total of 14,388,651 shares outstanding as of July 1, 2010, such number having been provided to the Reporting Person by the Issuer).1/

(b)	Number of shares as to which such persons have:

(i)	sole power to vote or to direct the vote—1,633,582

(ii)	shared power to vote or to direct the vote—51,9512/

(iii)	sole power to dispose of or to direct the disposition of—1,633,582

(iv)	shared power to dispose of or to direct the disposition of 51,9512/

1/

This amount does not include an aggregate of 637,220 (4.42%) shares of the Issuer’s Common Stock beneficially owned by three separate trusts of which each of the adult sons of Bruce C. Gottwald and his wife are the co-trustees or an aggregate of 1,069,204 (7.41%) shares of the Issuer’s Common Stock beneficially owned by the adult sons of Bruce C. Gottwald. Bruce C. Gottwald and his adult sons have no agreement with respect to the acquisition, retention, disposition or voting of the Issuer’s Common Stock. The filing of this statement on Schedule 13D shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Exchange Act, Bruce C. Gottwald is the beneficial owner of the 51,951 shares described in Items 5(b)(ii) and (iv). See Item 5(d) below.

2/

This amount includes 33,220 shares owned by a charitable foundation for which Bruce C. Gottwald serves as one of the directors and 18,731 shares owned by Mr. Gottwald’s wife. Bruce C. Gottwald disclaims any beneficial interest in any shares held in the foundation or held by his wife. Because Bruce C. Gottwald is a director of the Issuer, his son, Thomas E. Gottwald, is the Chief Executive Officer and a director of the Issuer and members of the Gottwald family are the largest shareholders of the Issuer, they may be deemed to be control persons of the Issuer and to have the capacity to control any such recommendation of management.

(c)	Mr. Gottwald acquired 229 shares on July 1, 2010 as a grant to non-employee directors of the Issuer under the Issuer’s 2004 Incentive Compensation and Stock Plan. Mr. Gottwald has not engaged in any other transactions in the Issuer’s Common Stock in the past 60 days. On September 4, 2009, 618,552 shares beneficially owned by Mr. Gottwald as trustee of a grantor retained annuity trust for the benefit of Mr. Gottwald and his three adult children were transferred to Mr. Gottwald’s adult children in connection with the termination of the trust.

(d)	Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 51,951 shares described in Items 5(b)(ii) and (iv). However, none of such persons’ individual interest relates to more than 5% of the class of securities for which this Schedule is filed.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 Power of Attorney for Bruce C. Gottwald (previously filed with Amendment No. 1 to this Schedule 13D).

SIGNATURES

After reasonably inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 8, 2010	/s/ M. Rudolph West
M. Rudolph West
Attorney-in-fact pursuant to a power of
attorney filed as an exhibit hereto.